QuickLinks -- Click here to rapidly navigate through this document

Exhibit 4.6

EMPLOYMENT AGREEMENT (translation from Dutch)

Between:

Introgene B.V. (now Crucell Holland B.V.) a private limited liability company, hereinafter referred to as Introgene;

And:

R.H.P. Brus;

Whereas:

        Introgene is a starting biotechnology company with a focus on growth;

        Introgene requires an executive who is capable now and in the future to sell and acquire technology;

        Mr. Brus has the commercial skills and is willing to make his skills available for Introgene;

        Mr. Brus is available to dedicate himself on a national and international level for Introgene and is not affiliated to any other third party in that respect;

        Mr. Brus acknowledges that Introgene operates in a highly confidential environment, with regard to research, development as well as from an organizational, corporate and scientific point of view;

        Mr. Brus has agreed to relocate as soon as possible to the vicinity of Leiden, the Netherlands.

Have agreed as follows:

1.
Function:

        Mr. Brus will be employed by Introgene as Director Business Development. He is responsible for any and all Business Development activities the design and execution thereof. He reports to the managing director. The function includes frequent travel and staying abroad.

2.
Duration:

        The employment agreement commences on 15 January 1997, or the sooner as may be agreed upon between the parties, for an indefinite period of time. The first two months are considered as a probation period.

3.
Labor times;

        The function requires full dedication above and beyond ordinary office hours.

4.
Salary and holiday allowance:

        The salary of Mr. Brus is [deleted] gross per annum. Inclusive holiday allowance, and shall be made payable to a designated account by Mr. Brus in twelve equal installments.

5.
Other benefits:

        Introgene is in preparation of a collective pension arrangement in line with current standards.

        Introgene shall pay DFL [deleted] to Mr. Brus for a sickness insurance to be taken out by Mr. Brus.

        Mr. Brus is eligible to participate in Introgene's option plan. He will be granted 50,000 options with an exercise price to be determined against the value of the share price on 15 January 1997.

        Introgene will provide Mr. Brus with a loan in the amount of DFL [deleted] to be repaid within one year. The loan will be immediately repaid at first call of Introgene at their sole discretion.

6.
Expenses:

        Introgene shall provide for a monthly fixed expense payment in the amount of DFL [deleted] to reimburse Mr. Brus for ordinary small business expenses. Introgene shall refund all other expenses incurred in the ordinary course of business, subject to properly recording of such expenses in accordance with Company policy.

        Mr. Brus shall be compensated for business travel with his own car in the amount of DFL [deleted] per kilometer.

        As long Mr. Brus has not found a new home in the vicinity of Leiden, Introgene shall compensate, with a maximum of three months, for housing expenses with a maximum amount of DFL [deleted].

        Reasonable relocation expenses shall be reimbursed by Introgene, including travel expenses of Mr. Brus' family on economy class level.

        All other relocation expenses shall be reimbursed with a maximum of DFL [deleted].

        All expenses have a gross nature. At Introgene's sole discretion payments shall be made on a gross or net basis.

7.
Holidays:

        Mr. Brus is eligible to take 25 holidays per annum.

8.
Sickness and Disability;

        Notwithstanding article 7A:1638c Dutch Civil Code, Introgene continues to pay Mr. Brus' salary for a period of 52 weeks during sickness. Regarding the calculation of the periods of sickness they are deemed to be aggregate and with an interruption of less thane 4 weeks.

        Introgene shall be liable for the conclusion of employment disability insurance, on terms to be mutual agreed upon.

9.
Other activities:

        Mr. Brus shall not have during his employment other business activities, regardless whether they are paid or not, without express prior written permission.

        Notwithstanding the foregoing Mr. Brus shall not, during his employment and for a period of one year thereafter, without prior written permission, apply or have any involvement directly or indirectly with the application of patents or other intellectual property in the areas that Introgene is active in. In case of breach by Mr. Brus he will be held liable for a penalty of DFL [deleted].

10.
Confidentiality:

        Mr. Brus shall, both during his employment as after termination of this agreement, keep confidential any and all information that came in his possession as a result of his employment.

        In case of breach Mr. Brus will be held liable for an amount of DFL [deleted], multiplied with DFL [deleted] per day that the violation continues.

11.
Non-Compete

        Mr. Brus shall for a period of one year after termination of this agreement not be active whatsoever in the field of Introgene's business, regardless whether these activities are current or in preparation.

Signed in two original copies:

Introgene B.V.	R.H.P. Brus

QuickLinks

  Exhibit 4.6
EMPLOYMENT AGREEMENT (translation from Dutch)